Exhibit 99.1

Breaking Down Barriers: Aurora Cannabis Eases Patient Access to High Quality Medical Cannabis Products in Australia

 NASDAQ | TSX: ACB

Largest Global Medical Cannabis Company Operating in Nationally Regulated Markets, Aurora Removes Concession Card Requirements to Access IndiMed Products in Australia

EDMONTON, AB, Feb. 14, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, in conjunction with MedReleaf Australia, recently removed the concession card requirement for patients to access medical cannabis products under the Company's IndiMed brand. By removing this eligibility barrier, any patient in Australia can now be prescribed IndiMed products, providing greater patient access to high quality medical cannabis options.

"This change to open up patient access to MedReleaf's IndiMed products reflects our dedication to supporting prescribers by creating more seamless and simplified prescribing options," said Andre Jerome, Executive Vice President, Global Business Development at Aurora. "It is a testament to our unmatched expertise in navigating international markets that we have the ability to quickly adapt and apply necessary change with ease, in order to meet patient demand in the rapidly growing medical cannabis market in Australia."

IndiMed was first launched in Australia in 2021 as the very first concession product in the market. Over the years, the IndiMed portfolio has expanded to include oil, additional dried flower product and resin cartridges. Today, IndiMed  flower product is consistently ranked in the top 10 most prescribed flowers for cannabis patients.

MedReleaf Australia, a wholly owned subsidiary of Aurora, is committed to quality, consistency and proudly meets all TGA-GMP standards. For further information about the company's offerings, doctors and health care professionals can contact MedReleaf Australia's clinical support team or visit their website: www.medreleafaustralia.com.au.

In addition, the Company announced it has filed a final short form base shelf prospectus with securities regulators in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F–10 with the United States Securities and Exchange Commission.

This news release does not constitute an offer of any securities for sale.

About Aurora Cannabis Inc.

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched.  Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information:

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the removal of the concession card requirement for patients to access medical cannabis products under the Company's IndiMed brand and the associated impact on the access to products for patients in Australia, as well statements regarding expectations for the growth of the Australian medical cannabis market.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 18:10e 14-FEB-25